April 22, 2019
Renee E. Laws T + 617 235-4975 Renee.laws@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Sonny Oh, Esq.

Re:     Brighthouse Funds Trust I (the “Registrant”)

(File Nos. 333-48456 and 811-10183)

Dear Mr. Oh:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) received by telephone on March 5, 2019 in connection with Post-Effective Amendment No. 87 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) for AB International Bond Portfolio and SSGA Emerging Markets Enhanced Index Portfolio (each a “Portfolio,” and together, the “Portfolios”), each a series of the Registrant, which was filed with the Commission on January 18, 2019 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended. For your convenience, the Staff’s comments are summarized below, and each is followed by the Registrant’s response. Corresponding changes will be made in the next post-effective amendment to the Registration Statement. Capitalized terms not otherwise defined herein have the meaning set forth in the Registration Statement. Please note that, as discussed with the Staff, we have provided collective responses to numerous global comments that are applicable to both Portfolios.

Prospectus—Both Portfolios

1.

Comment: If a Portfolio intends to rely on Rule 30e-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), before January 1, 2022, please include the statement required by Rule 30e-3 on the front cover of the Portfolio’s Prospectus.

Response: The Registrant confirms that the statement required by Rule 30e-3 has been included on the front cover of each Portfolio’s Prospectus.

2.

Comment: Each Portfolio is a series of a trust that has received a multi-manager exemptive order (the “Order”) from the Commission. Please explain supplementally how the use of the Subadviser’s name in the name of each of the Portfolios without the inclusion of the Adviser’s name is not misleading and confirm that this is permitted under the Order.

Response: The Registrant respectfully submits that the names and respective roles of the Adviser and the Subadviser are clearly disclosed under the “Management” heading in the “Portfolio Summary” section of each Prospectus and in the “Additional Information about Management” section of each Prospectus. The Registrant believes that such disclosure effectively communicates the identity of the Adviser to potential investors. The Registrant is not aware of any requirement in the Order or published guidance with respect to Rule 35d-1 under the 1940 Act or otherwise that would require the name of the Adviser to be included in the name of each Portfolio, particularly where the term “Brighthouse” is included in the name of the Registrant.

3.

Comment: In the “Annual Portfolio Operating Expenses” table for each Portfolio, please revise the figures in the “Management Fee” row to refer to the management fee rate payable by the Portfolio under its management agreement with the Adviser before the Portfolio reaches its first breakpoint, as set forth in the Statement of Additional Information (“SAI”).

Response: The Registrant respectfully submits that the management fees shown in the table reflect the management fees estimated to be paid by each Portfolio for the current fiscal year, which are based on assumptions of $1 billion in average daily net assets for AB International Bond Portfolio and $341 million in average daily net assets for SSGA Emerging Markets Enhanced Index Portfolio for the current fiscal year. The Registrant notes that the Portfolios are currently expected to serve primarily as underlying portfolios for certain asset allocation portfolios advised by the Adviser (the “Asset Allocation Portfolios”), and that the Registrant’s assumptions for purposes of calculating the Portfolios’ management fees are based on the expected investment in the Portfolios by the Asset Allocation Portfolios. The Registrant believes this approach is consistent with Instruction 6 to Item 3 of Form N-1A, which provides that for a “New Fund,” the percentages expressed in the table should be based on “payments that will be made.” The Registrant notes that a footnote to each Portfolio’s table indicates that the management fees are based on estimated amounts for the current fiscal year and that disclosure later in each Portfolio’s Prospectus under “Understanding the Trust—Understanding the Information Presented in this Prospectus—Expenses” explains that the expense information shown is based on expenses expected to be incurred during the Portfolio’s first fiscal year and that the Portfolio’s annual operating expenses will change as the Portfolio’s assets increase or decrease. The Registrant believes that the approach of showing the management fee rate payable by the Portfolio before it reaches its first breakpoint would not accurately reflect the estimated expenses of investing in the Portfolio and could be confusing to shareholders.

4.

Comment: In the “Portfolio Summary—Principal Investment Strategies” section for each Portfolio, with respect to the first sentence of that section for AB International Bond Portfolio and the fourth sentence of that section for SSGA Emerging Markets Enhanced Index Portfolio, please insert “plus borrowings for investment purposes” after “net assets.”

Response: The Registrant notes that the “Investment Policies” section of the SAI discloses that, for purposes of a Portfolio’s policy to invest at least 80% of its net assets in certain investments, net assets include the amount of “any borrowings for investment purposes.” Accordingly, the Registrant respectfully declines to revise the disclosure.

5.

Comment: Please confirm supplementally whether the risks disclosed in the “Portfolio Summary—Principal Risks” section are listed in order of their significance to each Portfolio and that this section fully addresses all of the principal risks associated with each Portfolio’s anticipated level of international exposure.

Response: The Registrant respectfully submits that the current order of the principal risks in each Portfolio’s Prospectus is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Registrant confirms that the disclosure regarding principal risks in each Portfolio’s Prospectus fully addresses all of the principal risks associated with the Portfolio’s anticipated level of international exposure.

6.

Comment: The “Portfolio Summary—Principal Risks—Foreign Investment Risk” section for each Portfolio includes the following sentence: “To the extent foreign securities are denominated in foreign currencies, their values may be adversely affected by changes in currency exchange rates.” In light of this disclosure, please revise the “Foreign Investment Risk” caption in the “Portfolio Summary—Principal Risks” section to refer to “Foreign Investment and Currency Risk,” or add a separate “Foreign Currency Risk” caption in this section which incorporates this disclosure for each Portfolio.

Response: The Registrant respectfully submits that the caption “Foreign Investment Risk” is appropriate for this section in light of the various risks associated with foreign investment, of which currency risk is only one component. Additionally, the Registrant believes that it is beneficial to investors for each Portfolio to describe the primary risks associated with foreign investment, including currency risk, in a single risk factor rather than in disparate risk factors. Therefore, the Registrant respectfully declines to revise the disclosure.

7.	Comment: Please confirm that each Portfolio’s derivatives-related disclosures are consistent with the Staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”).

Response: The Registrant believes that each Portfolio’s derivatives-related disclosures are consistent with the Staff’s position set forth in the ICI Letter.

8.

Comment: In light of the “Portfolio Summary—Principal Risks—Focused Investment Risk” section for each Portfolio, please update the disclosure in the “Portfolio Summary—Principal Investment Strategies” section as necessary to reflect the Portfolio’s strategy of focused investment.

Response: The Registrant has added the following disclosure under the “Portfolio Summary—Principal Investment Strategies” section for each Portfolio: “The Portfolio may, from time to time, emphasize one or more sectors.”

9.

Comment: Please confirm that the portfolio managers of each Portfolio are jointly and primarily responsible for the day-to-day management of the Portfolio and disclose in accordance with Form N-1A. Please also include both the month and year when disclosing how long a portfolio manager has managed a Portfolio.

Response: The Registrant confirms that, pursuant to General Instruction C.3.(b) of Form N-1A, each portfolio manager listed in the “Portfolio Summary—Management—Portfolio Managers” section of each Prospectus is jointly and primarily responsible for the management of the relevant Portfolio. The Registrant believes that the Portfolios’ disclosure complies with the requirements of Item 5(b) of Form N-1A, which ask for the name, title and length of service of persons primarily responsible for the day-to-day management of a Portfolio’s portfolio. The Registrant respectfully notes that the instructions to Item 5(b) of Form N-1A do not require a Portfolio to state that the portfolio managers are “jointly and primarily responsible.” Rather, the instructions indicate that information about each person that is jointly and primarily responsible should be disclosed. The Registrant also notes that the instructions do not require a Portfolio to specify the month in which a portfolio manager began managing the Portfolio. Accordingly, the Registrant respectfully declines to revise the disclosure.

10.	Comment: Please revise the tax disclosure in the “Portfolio Summary—Tax Information” section of each Prospectus to conform to the requirements of Item 7 of Form N-1A.

Response: The Registrant respectfully submits that each Portfolio’s disclosure complies with Item 7 of Form N-1A, which requires disclosure of certain tax information “as applicable.” Because shares of the Portfolios are only sold to separate accounts of insurance companies to fund Contracts, this section of each Portfolio’s Prospectus appropriately directs the Contract owner to see the prospectus for the relevant Contract for more information regarding the tax consequences of Contract ownership.

11.

Comment: In the last sentence of the second paragraph under the “Understanding the Trust—Additional Information” section for each Prospectus, please delete the qualifying clause “that may not be waived” or specify what rights may be waived.

Response: The Registrant believes that it is important to note that investors and others may have rights under federal or state securities laws that may not be waived. Accordingly, the Registrant respectfully declines to revise the above-referenced disclosure.

12.

Comment: With reference to the “Additional Information about the Portfolio’s Investment Strategies—Securities Lending” section for each Prospectus, please confirm supplementally whether securities lending is a principal investment strategy of each Portfolio. If so, please update the disclosure in the “Portfolio Summary—Principal Investment Strategies” and “—Principal Risks” sections as necessary.

Response: The Registrant confirms that securities lending is not a principal investment strategy of either Portfolio.

13.

Comment: Please explain how the strategies described in the “Additional Information about the Portfolio’s Investment Strategies—Defensive Investment Strategies” section of each Prospectus differ from those described in the “Additional Information about the Portfolio’s Investment Strategies—Cash Management Strategies” section of the Prospectus. Please consider removing or revising these sections as appropriate to eliminate duplicative disclosure.

Response: The Registrant observes that the “Cash Management Strategies” section describes the Portfolios’ use of cash and cash equivalents to meet daily redemptions and rebalance investment positions in the ordinary course of business, regardless of market conditions. In contrast, the “Defensive Investment Strategies” section describes the Portfolios’ use of temporary measures to avoid losses and maintain liquidity during adverse market or economic conditions. While the Portfolios may hold similar instruments in each case, the Registrant believes that the current disclosure clearly highlights the different purposes for which those instruments may be utilized in a way that is appropriate and helpful to facilitate investor understanding. Therefore, the Registrant respectfully declines to revise the disclosure.

14.

Comment: Please confirm supplementally whether the reference to the period from April 30, 2019 to June 30, 2019 in the last sentence of the “Additional Information about Management—The Adviser” section is accurate and, if not, please revise this reference as necessary.

Response: The Registrant notes that the reference in this sentence has been revised to reflect the period from April 29, 2019 (the date the Portfolio is expected to commence operations) to June 30, 2019 (the end of the Registrant’s semi-annual reporting period) and confirms that this is accurate.

15.

Comment: In the “Your Investment—Sales and Purchases of Shares—Purchase and Redemption of Shares” section, if applicable, consider providing additional information regarding how the Portfolios will handle redemptions-in-kind (e.g., by stating that redemptions-in-kind will be made on a pro-rata basis, or will consist of individual portfolio securities or a representative basket of portfolio securities).

Response: Item 11(c)(8) of Form N-1A requires funds to describe the procedures for redeeming fund shares, including “[t]he methods that the fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions (e.g., sales of portfolio assets, holdings of cash or cash equivalents, lines of credit, interfund lending, and/or ability to redeem in kind)” [emphasis added]. The Registrant believes that the disclosure included in the section “Your Investment—Sales and Purchases of Shares—Purchase and Redemption of Shares” appropriately communicates to investors information about the Portfolios’ ability to redeem in-kind and complies with the requirements of Item 11(c)(8). Therefore, the Registrant respectfully declines to revise the disclosure.

16.	Comment: In the “Portfolio Summary—Principal Investment Strategies” section, please disclose how each Portfolio determines what constitutes an “emerging market.”

Response: The Registrant has added the following disclosure to the SAI under the “Investment Policies” section with respect to the Portfolios: (i) for SSGA Emerging Markets Enhanced Index Portfolio: “An emerging market is any market included in the emerging markets stock index that is referenced in the Portfolio’s 80% investment policy described in the Portfolio’s Prospectus.” and (ii) for AB International Bond Portfolio: “An emerging market is a country that, at the time the Portfolio invests in the related instrument, is classified as an emerging or developing economy by any supranational organization such as the International Bank of Reconstruction and Development or any affiliate thereof, the United Nations, or related entities, or is considered an emerging market country for purposes of constructing a major emerging market securities index.”

17.

Comment: For each Portfolio, please either (i) rename the “Portfolio Summary—Principal Risks—Focused Investment Risk” caption to refer to “Concentration Risk” or (ii) if concentration risk differs from focused investment risk and is applicable to the Portfolio, include additional disclosure regarding concentration risk and strategy in the “Portfolio Summary—Principal Risks” and “—Principal Investment Strategies” sections, respectively.

Response: The Registrant believes that “Focused Investment Risk” adequately describes the risks to each Portfolio of substantial investments in a particular market, industry, group of industries, country, region, group of countries, asset class or sector. The Registrant notes that, as disclosed in the SAI, AB International Bond Portfolio has a fundamental policy not to concentrate its investments (i.e., invest more than 25% of the value of its total assets) in any one industry and SSGA Emerging Markets Enhanced Index Portfolio has a fundamental policy not to concentrate its investments in any one industry, except when more than 25% of its underlying index is represented by that industry. Therefore, the Registrant respectfully submits that no additional disclosure is required with respect to a separate “concentration” strategy or risk.

18.

Comment: The third paragraph of the “Additional Information about Management—The Adviser” section of the Prospectus for SSGA Emerging Markets Enhanced Index Portfolio provides that “[i]n the event that SSGA FM were to cease serving as the subadviser to the Portfolio, BIA would receive monthly compensation at an annual rate of 1.10% of the Portfolio’s average daily net assets.” Please supplementally provide an explanation for this statement and confirm whether it also applies to AB International Bond Portfolio.

Response: The Registrant submits that this fee schedule would take effect only in the event that SSGA FM were to be replaced by a new subadviser in the future and accurately reflects SSGA Emerging Markets Enhanced Index Portfolio’s fee arrangements. The Registrant confirms that this fee arrangement does not apply to AB International Bond Portfolio.

Prospectus—AB International Bond Portfolio

19.	Comment: Given that “Short Sale and Short Position Risk” is disclosed as a principal risk of the Portfolio, please confirm supplementally that the “Annual Portfolio Operating Expenses”

table includes, as an expense, an estimate of the interest and dividend expenses to be paid on the Portfolio’s short sale transactions.

Response: The Registrant notes that the Portfolio will not engage in short sale transactions as a principal investment strategy and has replaced “Short Sale and Short Position Risk” with “Short Position Risk,” which corresponds to the Portfolio’s principal investment strategy of using derivative currency transactions in an effort to obtain net long or net negative (short) exposure to selected currencies.

20.

Comment: In the “Portfolio Summary—Portfolio Turnover” section, please consider whether the sentence stating that “[i]t is anticipated that the Portfolio’s turnover rate will typically exceed 100%,” would be more appropriate in the “Portfolio Summary—Principal Investment Strategies” section in light of the language of Instruction 5 to Item 3 of Form N-1A.

Response: The Registrant has moved this sentence to the section “Additional Information about the Portfolio’s Investment Strategies—Portfolio Turnover.”

21.

Comment: The second and third sentences of the “Portfolio Summary—Principal Investment Strategies” section provide that “[u]nder normal market conditions, the Portfolio invests significantly in fixed income securities of non-U.S. issuers. In addition, the Portfolio invests, under normal circumstances, in the fixed income securities of issuers located in at least three countries.” Please explain supplementally what percentage of the Portfolio’s investments constitutes a significant investment for this purpose and how an investment in an issuer that is organized or located in a non-U.S. jurisdiction is economically tied to such jurisdiction.

Response: The Registrant generally believes that approximately 25% or more of the Portfolio’s assets constitutes a “significant” investment for this purpose. As discussed in the proposing release for Rule 35d-1 under the 1940 Act, the Commission originally proposed certain criteria for a fund to demonstrate that an issuer is economically tied to a particular country or geographic region, one of which was “(i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company’s name or that maintains their principal place of business in that country or region.”1 Although Rule 35d-1 as adopted did not include “international” within the list of terms that requires an 80% investment test, the Portfolio has nonetheless adopted an 80% investment test that the Registrant believes is consistent with positions expressed by the Staff. The Registrant believes that an investment in an issuer that is organized under the laws of, or has a principal office in, a particular country is tied economically to such country, as such investment would “expose an investment company to the economic fortunes and risks of the country or geographic region.”2

22.

Comment: The penultimate sentence of the first paragraph of the “Portfolio Summary—Principal Investment Strategies” section provides that the average portfolio duration of the Portfolio normally varies within 70% to 130% of the duration of the Custom Benchmark. Please consider revising this disclosure to state the average portfolio duration of the Portfolio

1 Investment Company Names, Investment Company Act Release No. 24,828 (Jan 17, 2001), 66 Fed. Reg. 8509—10 (Feb. 1, 2001) at II.A.2.

2 Id.

in years, rather than as a percentage relative to the duration of the Custom Benchmark. In addition, please explain the concept of duration and provide a simple example of this concept in the Portfolio’s disclosure.

Response: The Registrant respectfully submits that it is a more accurate description of the Portfolio’s principal investment strategies to state the Portfolio’s average portfolio duration as a percentage relative to the duration of the Custom Benchmark rather than as a number of years. In response to the last sentence of the Staff’s comment, the Registrant notes that the “Principal Risks of Investing in the Portfolio—Interest Rate Risk” section explains the concept of duration by providing that “[d]uration is an estimate of a bond or bond fund’s price sensitivity in response to changes in interest rates.” The Registrant respectfully submits that this explanation provides adequate disclosure to investors regarding the concept of duration and that it is not necessary to include an example of this concept. Therefore, the Registrant respectfully declines to revise this disclosure.

23.

Comment: The last paragraph of the “Portfolio Summary—Principal Investment Strategies” section lists a variety of instruments in which the Portfolio may invest. If necessary, please revise the disclosure in the “Portfolio Summary—Principal Risks” section to adequately disclose the risks of each of these instruments.

Response: The Registrant notes that it has revised the above-referenced list of instruments and respectfully submits that the Portfolio’s disclosure regarding principal risks adequately reflects the risks of these instruments. Specifically, the Registrant notes that the Prospectus discusses, among others, the following: Market Risk, Interest Rate Risk, Credit and Counterparty Risk, TIPS and Inflation-Linked Bonds Risk, Mortgage-Backed and Asset-Backed Securities Risk, Derivatives Risk, Loan Investment Risk, Reverse Repurchase Agreement Risk and Mortgage Dollar Roll Transactions Risk.

24.

Comment: The “Principal Risks of Investing in the Portfolio—TIPS and Inflation-Linked Bonds Risk” section refers to investments in Treasury Inflation Protected Securities. If the Portfolio invests in Treasury Inflation Protected Securities as a principal investment strategy, please add appropriate disclosure to the “Portfolio Summary—Principal Investment Strategies” section.

Response: The Registrant notes that the penultimate sentence of the “Principal Investment Strategies” section provides that “[t]he Portfolio may invest in…inflation-indexed securities.” The Registrant further notes that the “Principal Risks—TIPS and Inflation-Linked Bonds Risk” section indicates that Treasury Inflation Protected Securities are a type of inflation-indexed bond. Accordingly, the Registrant respectfully submits that the Portfolio’s principal investment strategies section includes appropriate disclosure regarding the Portfolio’s investments in Treasury Inflation Protected Securities and respectfully declines to revise the disclosure.

25.

Comment: Please either remove the “Additional Information about the Portfolio’s Investment Strategies—Index Description” section or include additional disclosure in this section describing the relevance to the Portfolio of the indices described therein. If a description of these indices is relevant to the Portfolio’s principal investment strategies, please explain this in the “Portfolio Summary—Principal Investment Strategies” section.

Response: The Registrant respectfully submits that the “Additional Information about the Portfolio’s Investment Strategies—Index Description” section is intended to provide more information about the indices that will be shown in the “Portfolio Summary—Past Performance” section of the Prospectus once the Portfolio has annual returns for at least one calendar year. With respect to the last sentence of the Staff’s comment, the Registrant notes that the “Principal Investment Strategies” section provides that “[t]he average portfolio duration of the Portfolio normally varies within 70% to 130% of the duration of a blended index comprised of the Bloomberg Barclays Global Aggregate ex-USD Index (USD Hedged) (60%) and the JPMorgan EMBI Global Diversified Index (40%) (the “Custom Benchmark”).”

Prospectus—SSGA Emerging Markets Enhanced Index Portfolio

26.

Comment: The fourth sentence of the “Portfolio Summary—Principal Investment Strategies” section provides that “[u]nder normal circumstances, the Portfolio invests at least 80% of its net assets in equity securities included in an emerging markets stock index.” Please revise the reference to “equity securities” in this sentence to refer to “emerging market securities.” Please also revise this disclosure to clarify whether the “emerging markets stock index” referenced in this sentence refers to the MSCI Emerging Markets Index or a separate emerging markets stock index. If the latter, please identify the separate index in this section.

Response: The Registrant respectfully submits that the Portfolio’s 80% investment policy is not with respect to all “equity securities,” but rather is with respect to “equity securities included in an emerging markets stock index.” The Registrant believes that, because equity securities must be included in an emerging markets stock index to count towards the Portfolio’s 80% investment policy, the current language of the policy is consistent with the requirements of Rule 35d-1 under the 1940 Act. In addition, the Registrant notes that neither the term “emerging markets stock index” in the Portfolio’s 80% investment policy nor the name of the Portfolio refers to a specific index, although the Portfolio currently intends to invest its assets primarily in equity securities of issuers in the MSCI Emerging Markets Index. The adopting release for Rule 35d-1 states that “[i]ndex funds…generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index” [emphasis added].3 The Registrant respectfully submits that the name of the Portfolio connotes an emerging markets index generally, rather than a specific emerging markets index. Therefore, the Registrant believes that the reference to “an emerging markets stock index” in its 80% investment policy is consistent with the requirements of Rule 35d-1 and respectfully declines to revise the disclosure.

27.

Comment: The first sentence in the second paragraph of the “Portfolio Summary—Principal Investment Strategies” section describes how SSGA FM selects investments for the Portfolio. Please revise this disclosure to specify the extent to which SSGA FM will select these investments from the universe of securities in the applicable emerging markets stock index referenced in the Portfolio’s 80% investment policy.

3 Id at note 42.

Response: The Registrant respectfully submits that SSGA FM’s selection of investments for the Portfolio as described in the above-referenced sentence is subject to the Portfolio’s other principal investment strategies and policies, including the requirements of the Portfolio’s 80% investment policy, and that this is clear to the reader when looking at the Portfolio’s Prospectus as a whole. The Registrant notes that, in addition to the Portfolio’s 80% investment policy, the “Principal Investment Strategies” section provides that “[t]he Portfolio is unlikely to own all of the companies included in the Index and the Portfolio may invest a portion of its assets in securities not included in the Index.” Therefore, the Registrant respectfully declines to revise this disclosure.

28.

Comment: In the “Portfolio Summary—Principal Risks” section, please identify the risks associated with investments in preferred stocks and initial public offerings, which are referenced in the “Portfolio Summary—Principal Investment Strategies” section.

Response: The Registrant respectfully submits that the risks associated with investments in preferred stocks are addressed in the “Market Risk” sub-sections under the “Portfolio Summary—Principal Risks” and “Principal Risks of Investing in the Portfolio” sections, which discuss the risks of investments in equity securities generally. The Registrant further submits that the specific risks associated with investments in initial public offerings are discussed in the fourth paragraph of the “Market Risk” sub-section under the “Principal Risks of Investing in the Portfolio” section.

29.

Comment: Please reorder the last paragraph of the “Portfolio Summary—Principal Investment Strategies” section such that this paragraph is closer to the beginning of this section in light of the importance of this disclosure.

Response: The Registrant has made the requested change.

30.

Comment: Please describe the Portfolio’s investment style in the “Portfolio Summary—Principal Investment Strategies” section in light of the disclosure in the “Portfolio Summary—Principal Risks—Investment Style Risk” section.

Response: The Registrant respectfully submits that examples of different investment styles include growth and value. The Registrant notes that the “Principal Investment Strategies” section provides that “SSGA FM selects investments for the Portfolio based on its analysis of companies, focusing on factors such as relative valuations, the quality of a company’s earnings, the company’s balance sheet and cash flows, and investor sentiment” and “SSGA FM may also attempt to identify companies, industries, or countries that SSGA FM believes have the potential to experience significant increases in market prices due to recently implemented or anticipated changes in a company, industry, or within a country.” Therefore, the Registrant respectfully declines to revise the disclosure.

31.	Comment: In the last three paragraphs of the “Additional Information about Management—The Subadviser” section, please specify how long each portfolio manager has been a member of SSGA’s AQE Group.

Response: The Registrant has revised this disclosure, including to specify how long each portfolio manager has been a member of SSGA’s AQE Group.

Statement of Additional Information

32.

Comment: Please explain supplementally why certain Portfolios in the list of Portfolios on the front cover of the SAI have retained “MetLife” in their name while other Portfolios have changed their names to “Brighthouse.”

Response: The Registrant notes that MetLife Investment Advisors, LLC (“MLIA”), a subsidiary of MetLife, Inc., was not separated from MetLife, Inc. in connection with the separation of MetLife Inc.’s retail segment that occurred in 2017. MLIA continues to serve as Subadviser for certain Portfolios following the retail separation, and those Portfolios continue to include “MetLife” in their names.

33.

Comment: Please confirm supplementally that the disclosure in the “Investment Policies—SSGA Growth ETF Portfolio and SSGA Growth and Income ETF Portfolio” is inapplicable to SSGA Emerging Markets Enhanced Index Portfolio.

Response: The Registrant confirms that this disclosure is inapplicable to SSGA Emerging Markets Enhanced Index Portfolio.

34.	Comment: Please confirm supplementally that the disclosure in the “Investment Strategies and Risks—Investment Practices” section includes the appropriate disclosure for the Portfolios.

Response: The Registrant confirms that this section includes the appropriate disclosure for the Portfolios.

35.

Comment: Please update the disclosure regarding LIBOR in the “Investment Strategies and Risks—Investment Practices—Eurodollar Futures and Options” section to reflect recent events and announcements regarding LIBOR, as appropriate.

Response: The Registrant notes that recent and events and announcements regarding LIBOR are described in the “Investment Strategies and Risks—Investment Practices—Recent Events” section of the SAI.

36.

Comment: The first sentence in the third to last paragraph of the “Investment Strategies and Risks—Investment Practices—Foreign Securities” section refers to securities of companies domiciled in Puerto Rico. Please update the disclosure regarding Puerto Rico in this section to reflect recent events regarding Puerto Rico, as appropriate.

Response: The Registrant has added disclosure under the “Investment Strategies and Risks—Investment Practices—Municipal Fixed-Income Securities” section.

37.

Comment: In the “Management of the Trusts—Qualifications of the Trustees” section, please describe each Trustee’s qualifications individually, rather than providing an overall description of the Trustees’ collective qualifications.

Response: Item 17(b)(10) of Form N-1A provides, in relevant part, “[f]or each director, briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund at the time the disclosure is made, in light of the Fund’s business and structure.” The Registrant respectfully submits that the existing SAI disclosure is responsive to this requirement.

38.

Comment: Please confirm supplementally that no additional disclosure is necessary regarding any contractual or voluntary management fee waiver applicable to Wells Capital Management Mid Cap Value Portfolio in the “Investment Advisory and Other Services—Trust I’s Management Agreements—Management Fee Waivers for the Trust I Portfolios” section.

Response: The Registrant confirms that no additional disclosure is necessary regarding any contractual or voluntary management fee waiver applicable to Wells Capital Management Mid Cap Value Portfolio in this section of the SAI.

39.

Comment: Please confirm supplementally whether references to Allianz Global Investors Dynamic Multi-Asset Plus Portfolio (the “Allianz Portfolio”) are required in the SAI and, if not, explain why references to the Allianz Portfolio are omitted from the SAI.

Response: The Registrant confirms that references to the Allianz Portfolio are not required in the SAI because the Allianz Portfolio merged into JPMorgan Global Active Allocation Portfolio, a series of the Registrant, effective April 27, 2018.

40.

Comment: Please confirm supplementally that the Portfolios’ subadvisory fee schedules are included in the table in the “Investment Advisory and Other Services—Subadvisory Arrangements for Trust I and Trust II—The Trust I Portfolios’ Subadvisory Fee Schedules” section.

Response: The Registrant confirms that the Portfolios’ subadvisory fee schedules are included in this section.

41.	Comment: Please remove clause (1) from the first sentence of the “Redemption of Shares” section and include this clause in each Portfolio’s Prospectus pursuant to Item 11 of Form N-1A.

Response: The Registrant respectfully submits that disclosure that is substantially similar to the disclosure in clause (1) referenced above is already included each Portfolio’s Prospectus in the section “Your Investment—Sales and Purchases of Shares—Purchase and Redemption of

Shares.” The Registrant believes it is helpful and consistent with the requirements of Form N-1A to also include this information in the SAI.

42.	Comment: In the second paragraph of the “Description of the Trusts—Control Persons and Principal Holders of the Shares of Trust I” section, please explain what constitutes a “principal holder.”

Response: The Registrant respectfully submits that the narrative lead-in paragraphs and the information reflected in the table within this section are sufficient to identify the purposes of the heading. Therefore, the Registrant respectfully declines to revise the disclosure.

Part C

43.	Comment: Please confirm supplementally that all applicable exhibits and disclosure will be included in the Part C with respect to the Portfolios, or revise the Part C as necessary.

Response: The Registrant confirms that all applicable exhibits and disclosure are included in the Part C with respect to the Portfolios.

44.

Comment: Footnote 40 to Item 28 in the Part C incorporates by reference Post-Effective Amendment No. 85 to the Registration Statement filed with the Commission on April 26, 2018. Please confirm supplementally that the filing dates are accurate.

Response: The Registrant confirms that the filing date for Post-Effective Amendment No. 85 to the Registration Statement is accurate.

Signatures

45.

Comment: Please confirm supplementally whether the signature of Allianz Global Investors Dynamic Multi-Asset Plus Portfolio, Ltd. (the “Allianz Subsidiary”) is required and, if not, explain why this signature is no longer required.

Response: The Registrant notes that the Allianz Subsidiary was a wholly-owned subsidiary of the Allianz Portfolio. The Registrant confirms that that the Allianz Subsidiary’s signature is not required for the Registration Statement because of the merger described in response to Comment 39 above.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc:	Andrew Gangolf, Esq.

Michael Lawlor, Esq.

Brian D. McCabe, Esq.

Jeremy C. Smith, Esq.